Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
July 27, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Ensource Energy Income Fund LP
Post-Effective Amendment No. 3 to Registration Statement on
Form S-4
File No. 333-126068
Filed November 4, 2005
Ladies and Gentlemen:
     Set forth below is the response of Ensource Energy Income Fund LP (the “Partnership”) to comments received by telephone, as well as those contained in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated July 25, 2006, with respect to the above referenced filing. All page references are to the version of Post-Effective Amendment No. 3 to the Registration Statement filed on the date hereof (the “Amendment”). For your convenience, the comments provided by the Staff have been included before the response.
     If you have any questions or comments, please call the undersigned at (713) 220-4360 or Tim Langenkamp at (713) 220-4357. If you have any questions or comments with respect to accounting issues, please call Scott Smith at (713) 659-1794.

Very truly yours,

/s/ G. Michael O’Leary

G. Michael O’Leary

MEMORANDUM
Form S-4
1. Add a cross reference to the cover indicating the page on which readers can find discussions of hypothetical consideration investors would receive if they chose (i) the cash consideration or (ii) the exchange consideration.
     Response: The Partnership has revised the Registration Statement accordingly. Please see the cover page of the prospectus.
2. Remove duplicative disclosure in the Q&A and Summary sections.
     Response: The Partnership has revised the Registration Statement accordingly. Please see pages 33, 37, 39, and 41 to 43.
Schedule TO
9.	We are in receipt of your response to prior comment 9, however, we are unable to agree with your determination that Lehman and the Ospraie Parties should not be named as bidders in connection with the exchange offer. Lehman and the Ospraie Parties appear to have significant control over the General Partner and that control makes it difficult for us to conclude that they are not filing persons. Please name them as bidders on the Schedule TO and ensure that they provide accompanying disclosure in the registration statement or provide us with additional information regarding the control that they are able to exercise over the General Partner and, consequently, the Partnership.
     Response: The Registrant will revise the Schedule TO for the purpose of adding Lehman and the Ospraie Parties as bidders. This amended Schedule TO will be filed as soon as filer codes are available for the Ospraie Parties.